EXHIBIT (2)
                           STOCK PURCHASE AGREEMENT
                           ------------------------


      The parties to this "Stock Purchase Agreement", hereinafter referred to as the "Agreement" are David and Mary Anderson, hereinafter referred to in the singular as "Seller", residents of Kendall County, Texas, and Total World
Telecom, Inc., a Texas corporation, hereinafter referred to as "Purchaser", whose address is 1001 Fannin, Suite 300, Houston, Texas. Seller desires to sell, and Purchaser desires to purchase, all of the shares of the common stock of Southwestern Telecom, Inc., a New Mexico corporation, hereinafter referred to as "SOW", under the terms and conditions as set forth herein:

      In consideration of the mutual representations, warranties, covenants and agreements hereinafter contained, Seller and Purchaser, each including to be legally bound hereby agree as follows:

       1. PARTIES: Purchaser hereby agrees to purchase from Seller and Seller agrees to sell to Purchaser all of the shares, being 10,000 of common stock of SOW owned by Seller which represents 100% of the issued and outstanding shares of stock of SOW.

       2. PRICE: The purchase price of the stock is One Million Twenty-Three Thousand Seven-Hundred Sixty-Five Dollars and no/100 cents ($1,023,765.00). The Purchaser shall pay $1,023,765.00 in cash, by delivery of a cashier's check payable to Seller, at the time of closing. Seller shall repay to SOW $76,347.00 by April 30, 1997, which represents the principal and interest on Seller's shareholder loan. In addition, Seller shall also receive certain personal corporate assets from the corporation as listed on Exhibit B attached hereon, in the amount of approximately $8,500, which is excepted from the assets that will be a part of SOW at closing upon this stock purchase. Both parties agree to reimburse Seller 50% of Seller's attorney's fee associated with preparation of this Agreement, with Seller's reimbursement not to exceed $4,000.00.

       3. EMPLOYMENT AGREEMENT: It is agreed that David Anderson will enter into an employment contract with Purchaser, if this sale is consummated, upon such terms as are mutually agreed between Seller and Purchaser, prior to execution of this Agreement.

       4. SELLER WARRANTIES:

      a. ORGANIZATION AND GOOD STANDING. That SOW is a corporation duly organized, validly existing and in good standing under the laws of the State of New Mexico, and is entitled to own or lease its properties and to carry on its business as and in the places where such properties are now owned, leased or



                                      EX-1
operated. SOW is duly licensed or qualified and in good standing as a foreign corporation where the character of the properties owned by it or the nature of the business transacted by it make such licenses or qualifications necessary. SOW does not have any subsidiaries. There are no outstanding subscriptions, rights, options, warrants or other agreements obligating SOW to issue, sell or transfer any stock or other securities of SOW.

      b. OWNERSHIP OF SHARES. Sellers are the owner of record and beneficially of all of the shares of capital stock of SOW free and clear of all rights, claims, liens and encumbrances, and which shares have not been sold, pledged, assigned or otherwise transferred or subject to an option to purchase except pursuant to this Agreement.

      c. FINANCIAL STATEMENTS, BOOKS AND RECORDS. Exhibit A consists of the unaudited balance sheet of SOW as of June 30, 1996 ("The Balance Sheet") and the related statement of operations for the period then ended (collectively the "Financial Statements"). Exhibit "A" fairly represents the financial position of SOW as of such date and the results of its operations for the period then ended. The Financial Statements were prepared in accordance with general accepted accounting principles applied on a consistent basis with prior periods except as otherwise stated therein. The books of account and other financial records of SOW, financial, or other corporate books or records, are in all material respects complete and correct and are maintained in accordance with good business and accounting practices.

      d. NO MATERIAL ADVERSE CHANGES. Except as set forth on Exhibit A, since the date of the Balance Sheet there has not been any material adverse change in the assets, operations, liabilities, condition (financial of otherwise) or prospective business of SOW.

      e. COMPLIANCE WITH LAWS. SOW has complied in all material respects with all federal, state, county and local laws, ordinances, regulations, inspections, orders, judgments, injunctions, awards or decrees applicable to it or its business, which if not complied with, would materially and adversely affect the business of SOW.

      f. ACTIONS AND PROCEEDINGS. There is no outstanding order, judgment, injunction, award or decree of any court, governmental or regulatory body or arbitration tribunal against or involving SOW. There is no action, suit or claim or legal, administrative or arbitral proceeding or investigation (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending to, or to the best knowledge of SOW and the shareholders, threatened against or involving SOW, or any of its properties or assets.











                                      EX-2

      g. FULL DISCLOSURE. No representation or warranty by SOW or the shareholders in this Agreement or in any document or schedule to be delivered by it pursuant hereto, and no written statement, certificate or instrument furnished or to be furnished to Purchaser pursuant hereto or in connection with the negotiation, execution or performance of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any fact necessary to make any statement herein or therein not materially misleading or necessary to make a complete and correct presentation of all material aspects of the business of SOW. To the best knowledge of SOW and the Shareholders, there is no fact, development or threatened development (except for general economic conditions affecting business generally) which SOW and the Shareholders have not disclosed to Purchaser in writing and which materially affects the business of SOW.

      Seller warrants that to the best of their knowledge that SOW is current with payment of all applicable state, local and federal taxes and has timely filed all state, local and federal tax returns as required by the business of SOW and that there are no tax liens against SOW associated with these, or any other tax obligations.

      Seller represents that from the date of the balance sheet until closing on November 1, 1996, except in the ordinary conduct of its business, that SOW will not make any material transfer of assets, enter into any material contractual obligations, or engage in any activity outside the ordinary course of business which would adversely affect the June 30, 1996 balance sheet.

       5. NON COMPETE CLAUSE: Seller will not compete with Purchaser, in the same business, within the States of Texas and Oklahoma for a period of 12 months from the date of the termination of any employment agreement, or in the event there is no employment agreement, then for a period of 12 months from the date of closing.

       6. PURCHASER WARRANTIES: Purchaser warrants to Seller that it is a duly organized, validly existing and in good standing under the laws of the State of Texas. That it has all requisite corporate power to own and operate its businesses and such businesses are currently conducted. That it also warrants to Seller that it has all the requisite corporate power and authority to execute and deliver this Agreement, to consummate the transactions contemplated herein, and to perform all the terms of and conditions herein as may be required by Purchaser.

      Purchaser warrants to Seller that it has been afforded the opportunity to review the records of SOW and has asked and has had answered all questions which it deemed appropriate; provided however, that such opportunity shall not represent a defense to any material breach by the Shareholders on any representation or warranty provided in this Agreement.








                                      EX-3

      Purchaser understands and acknowledges that all corporate accounts payable, cash, and any other corporate assets and liabilities, become the assets, liabilities, and responsibility and obligation of Purchaser upon and at the date of closing.

       7. TAXES, OTHER AUTHORIZATIONS: Purchaser authorizes Seller to prepare and file the federal income tax return Form 1120S for SOW that is required to be filed due to the termination of SOW as an S corporation and closing of SOW's books as of the termination date, for the period that SOW is an S corporation, which will be January 1, 1996 to the date of termination, October 31, 1996. Seller will deposit with the IRS within 30 days of closing, any personal federal income taxes that are due as a result of the income allocated to Seller as a result of the pass through of S corporate items to Seller upon the sale. Purchaser will seek and obtain all approvals as necessary to allow Seller to have prepared and file such return, allow access to these tax and financial records, and agrees that all items of SOW up to the termination date of the S status as an S corporation shall be made on the cash basis of accounting as per SOW's cash books, with the termination date being October 31, 1996. In the event that due to the termination of the S status and SOW's status as a C corporation upon acquisition, there are any tax consequences to Seller due to the accrual method of accounting being required by SOW after the date of closing, that these items under section 481, section 448, or other sections of the Internal Revenue Code, will not be allocated to the S corporation (SOW) or Seller, prior to October 31, 1996, and thereto to the Sellers. All recapture tax items to be the responsibility of Purchaser in any disposition of any assets.

      Purchaser shall not make any election under section 338 of the Internal Revenue Code, or any other section of the Code, to treat this stock purchase as an asset acquisition or asset purchase.

      Purchaser agrees and authorizes Seller to have Seller removed as agent for service, or in any other corporate capacity on behalf of SOW and will assist Seller, if necessary in this function.

       8. CLOSING: Subject to the terms and conditions herein contained, the parties agree to close this transaction (the "Closing") at the offices of the Purchaser in Houston, Texas on November 1, 1996 (the "Closing Date"). Should closing not take place on November 1, 1996, then this Agreement is null and void and both parties may renegotiate their respective positions.

      Seller shall deliver to Purchaser on closing the following: (a) all of the duly executed share stock certificates of Seller of SOW; (b) duly executed copies of instruments and agreements between Purchaser and Seller as provided for herein; (c) duly executed copies of minutes, contracts, and other agreements







                                      EX-4
between Seller and Purchaser as provided for in this Agreement; (d) tax records, financial records, corporate by-laws, corporate charter, and all corporate records; (e) an updated state corporate officer information forms for the States of New Mexico, Texas and Oklahoma for SOW and appointment of resident agent, and all other documents to have Seller removed in the capacity of an officer, director or otherwise on behalf of SOW.

      Purchaser shall deliver to Seller at closing the following: (a) duly executed copies of instruments and agreements between Purchaser and Seller as provided for herein; (b) a certified cashier's check payable to Seller in the amount of $1,023,765.00.

       9. OTHER DOCUMENTS: Seller and Purchaser agree to execute and deliver to each party those documents and agreements necessary to complete this agreement by, or no later than closing.

       10. BINDING ARBITRATION: The parties agree that any and all disputes between the parties shall be resolved by binding arbitration.

       11. TEXAS LAW: This agreement is to be construed and enforced under the laws of the State of Texas. Each party hereto agrees to execute such further instruments or agreements and to take such other actions as may be necessary to effect the purposes of this Agreement and carry out its provisions, including without limitation, such documents and actions as shall insure the orderly transfer of ownership to the Purchaser.

       12. ENTIRE AGREEMENT: This Agreement, together with Exhibit A and Exhibit B, attached hereto and made a part of this Agreement for all purposes, embodies the entire agreement between the parties hereto and supersedes any and all prior agreements and understandings between the parties. This Agreement may only be changed by written instrument signed by both parties.

Date of Agreement:  November 1, 1996


/s/ David Anderson                        /s/ Mary Anderson
--------------------------------          --------------------------------------
David Anderson, Seller                    Mary Anderson, Seller


/s/ Donald W. Booth
--------------------------------
Total World Telecom, Inc., a
Texas Corporation, Purchaser,
By:  Donald W. Booth








                                      EX-5

                                                                   Exhibit "A"
                           Southwestern Telecom, Inc.
                             Unaudited Balance Sheet
                                  June 30, 1996
ASSETS
Current Assets
      Cash                            $  116,648.59
      Accounts Receivable                242,200.05
      Loans to Stockholders               73,765.51
      Prepaid Expenses                     1,287.22
                                      -------------
      Total Current Assets                                   $  433,901.37

Property & Equipment
      Autos & Trailers                       669.00
      Furniture & Fixtures                11,746.81
      Equipment                           73,765.51
      Accum. Depreciation                (12,005.39)
                                      --------------
      Total Property & Equipment                                 74,043.61

Other Assets                                                          0.00
                                                             -------------
Total Assets                                                 $  507,944.98
                                                             =============
LIABILITIES & CAPITAL
Current Liabilities
      Accounts Payable                $  330,882.12
      FUTA Payable                           475.99
      Sales/Excise Tax Payable            21,919.53
                                      -------------
      Total Current Liabilities                              $  353,277.64

Long Term Liabilities                                                 0.00
                                                             -------------
Total Liabilities                                            $  353,277.64

Capital
      Beginning Equity                  148,158.97
      Net Income                          6,508.37
                                      ------------
      Total Capital                                             154,667,34
                                                             -------------
Total Liabilities & Capital                                  $  507,944.98
                                                             =============
NOTES TO BALANCE SHEET:

1. The above unaudited statement is based on the accrual method of accounting which tends to project the company more favorably than the 'cash' method. The company converts its statement to the 'cash' method, however, for tax purposes.
2. The above unaudited statement is NOT a recast statement. Figures included in the above statement include ALL expenses of a closely/privately held company even those that might not be incurred in a non-privately held company.
3. Included in the above statement are approximately $8,500 worth of assets personal in nature to the owners that will remain with the owners and are not part of the sale (see Exhibit B).
4. While the company has no long term debt it does finance its receivables on a specific tape obligation by obligation basis with Cash Flor Management
      (CFM), Duncanville, TX. CFM may have related liens on those specific obligations.
5. The company does have some contractual long term leases and other financial obligations:
      (a) Woodstone Oaks Business Park, San Antonio; 3-year office lease expiring 06/30/98; $1,401 per month.
      (b) Southwestern Bell Tel.; 5-year Billing & Collection contract expiring 10/98 (TX) and 12/99 (OK), with minimum combined yearly service charges of $52,500.
      (c) 806 Main Building, Inc., Houston; 1 year office lease expiring 10/31/96; $152 per month. (d) Fibrcom, Inc.; 3-year fiber cable T1 lease expiring 06/30/98; $486 per month. (e) Pitney Bowes; 39-month mailing & meter lease expiring 05/98; $314 per month.

                                      EX-6

                                                                   Exhibit "B"


                            ASSETS NOT PART OF SALE
                             REMAINING WITH SELLER



                                                Purchase          Original
Description                                       Date              Cost
-----------                                     --------          --------


One 5'X10' Open Flatbed Trailer                 1/9/95            $  669.00

Misc. office desk w/credenza and
  chairs, glass conference table &
  chairs, antique wood bench, small
  refrigerator, and art deco lamp.              6/93-7/95          1,580.00

Two Phylis Knap Paintings from
  Waxlander/Khadour Gallery                     6/96               3,600.00

One COMPAQ computer with Canon
  bubble jet color printer                      9/94 & 1/96        1,681.00

One Misc. RCA peripheral receiver
  from Kerrville Tel.                           2/15/95            1,046.00



                        TOTAL                                     $8,576.00
                                                                  =========




















                                      EX-7